InterOil Corporation Management Discussion and Analysis For the quarter and nine months ended September 30, 2011 (Unaudited) November 14, 2011

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
OIL AND GAS DISCLOSURES	4
INTRODUCTION	5
BUSINESS STRATEGY	5
OPERATIONAL HIGHLIGHTS	6
SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS	8
QUARTER AND NINE MONTH PERIOD IN REVIEW	14
LIQUIDITY AND CAPITAL RESOURCES	22
RISK FACTORS	30
CRITICAL ACCOUNTING ESTIMATES	30
NEW ACCOUNTING STANDARDS	31
NON-GAAP MEASURES AND RECONCILIATION	33
PUBLIC SECURITIES FILINGS	36
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	36
GLOSSARY OF TERMS	36

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2010, our annual information form for the year ended December 31, 2010 and our unaudited condensed consolidated interim financial statements and accompanying notes for the quarter and nine months ended September 30, 2011.  The MD&A was prepared by management and provides a review of our performance in the quarter and nine months ended September 30, 2011, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with International Financial Reporting Standard 1 – ‘First-time Adoption of International Financial Reporting Standards’, and with International Accounting Standard 34 – ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board and are presented in United States dollars (“USD”) unless otherwise specified.  Our transition date to IFRS was January 1, 2010.  Financial information for 2010 included in this MD&A has been restated in accordance with IFRS.

References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires.  Information presented in this MD&A is as at September 30, 2011 and for the quarter and nine months ended September 30, 2011, unless otherwise specified.  A listing of specific defined terms can be found in the “Glossary of Terms” section of this document.

Management Discussion and Analysis INTEROIL CORPORATION 1

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws.  Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook.  We have based these forward-looking statements on our current expectations and projections about future events.  All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements.  Forward-looking statements include, without limitation, plans for our exploration (including drilling plans) and other business activities and results therefrom; the development of the Gulf LNG Project including the construction of proposed liquefaction facilities and condensate stripping facilities in Papua New Guinea; the costs of development of such projects; the development of such liquefaction and condensate stripping facilities; obtaining necessary licenses and permits for such facilities; the commercialization and monetization of any resources; whether sufficient reserves will be established; the likelihood of future successful exploration for gas and gas condensate; the potential discovery of any commercial quantities of oil; cash flows from operations; sources of capital; operating costs; business strategy; contingent liabilities; environmental matters; and plans and objectives for future operations; the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect the matters addressed in these forward-looking statements, including but not limited to:

•	our ability to finance the development of liquefaction and condensate stripping facilities;

•	our ability to negotiate definitive agreements relating to the development of liquefaction and condensate stripping facilities;

•	our ability to otherwise negotiate and secure arrangements with other entities to assist with the financing and construction of our proposed liquefaction and condensate stripping facilities;

•	the uncertainty on the availability, terms and deployment of capital;

•	our ability to construct and commission our liquefaction and condensate stripping facilities together with the construction of the common facilities and pipelines, on time and within budget;

•
our ability to obtain necessary permits, concessions, licenses and approvals from relevant government authorities for our liquefaction and condensate stripping facilities within time and on terms conducive to our development of these facilities;

•	our compliance with our obligations under agreements with the State;

•	our ability to secure an operating and equity partner;

•	the inherent uncertainty of oil and gas exploration activities;

•	the availability of crude feedstock at economic rates;

•	the uncertainty associated with the regulated prices at which our products may be sold;

•	difficulties with the recruitment and retention of qualified personnel;

•	losses from our hedging activities;

•	fluctuations in currency exchange rates;

•	risks of legal action against us

•	political, legal and economic risks in Papua New Guinea;

Management Discussion and Analysis INTEROIL CORPORATION 2

•	stock price volatility;

•	landowner claims and disruption;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	the impact of competition;

•	the adverse effects from importation of competing products contrary to our legal rights;

•	the margins for our products;

•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;

•	exposure to certain uninsured risks stemming from our operations;

•	contractual defaults;

•	interest rate risk;

•	weather conditions and unforeseen operating hazards;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	general economic conditions, including an economic downturn, the availability of credit, the European credit crisis and the downgrading of United States government debt;

•	actions by our joint venture partners;

•	the impact of our current debt on our ability to obtain further financing; and

•	law enforcement difficulties.

Forward-looking statements and information are based on our past operating experiences, current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract and secure joint venture partners, future hydrocarbon commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements will occur.  In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.  Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our 2010 Annual Information Form.

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we will not update publicly or revise any of this forward-looking information.  The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Management Discussion and Analysis INTEROIL CORPORATION 3

OIL AND GAS DISCLOSURES

We are required to comply with Canadian Securities Administrators’ National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities (“NI 51-101”), which prescribes disclosure of oil and gas reserves and resources.  GLJ Petroleum Consultants Ltd., an independent qualified reserve evaluator based in Calgary, Canada, has evaluated our resources data as at December 31, 2010 in accordance with NI 51-101, which evaluation is summarized in our 2010 Annual Information Form available at www.sedar.com.  We do not have any production or reserves, including proved reserves, as defined under NI 51-101 or as per the guidelines set by the United States Securities and Exchange Commission (“SEC”), as at September 30, 2011.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, possible and probable reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We include in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six thousand cubic feet of natural gas to one barrel of crude equivalent.  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A barrel of oil equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Management Discussion and Analysis INTEROIL CORPORATION 4

INTRODUCTION

We are developing a fully integrated energy company operating in Papua New Guinea and its surrounding region.  Our operations are organized into four major segments:

Segments	Operations

Upstream
Exploration and Production – Explores for, appraises and develops natural gas and crude oil structures in Papua New Guinea.  We are currently developing the infrastructure for Elk Antelope gas and condensate fields which includes condensate stripping and associated facilities, plus the gas gathering and associated common facilities, in connection with commercializing gas discoveries in those fields.  This segment also manages a construction business which services the development projects underway in Papua New Guinea.

Midstream
Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.

Liquefaction – Developing liquefaction and associated facilities in Papua New Guinea for the production and export of LNG (the “Gulf LNG Project”).

Downstream	Wholesale and Retail Distribution – Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations.  General and administrative and integrated costs are recovered from business segments on an equitable basis. This segment also manages a shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.  Our corporate segment results also include consolidation adjustments.

BUSINESS STRATEGY

Our strategy is to develop a vertically integrated energy company in Papua New Guinea and the surrounding region, focusing on niche market opportunities, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which we operate.  The main platform for that strategy is to develop gas liquefaction and condensate stripping facilities in Papua New Guinea and to establish gas and gas condensate reserves.

InterOil plans to achieve this strategy by:

•	Monetizing our discovered resources;
•	Maximizing the value of our exploration assets;
•	Enhancing the existing refining and distribution businesses; and
•	Developing our position as a prudent and responsible business operator.

Further details of our business strategy can be found under the heading “Business Strategy” in our 2010 Annual Information Form available at www.sedar.com.

Management Discussion and Analysis INTEROIL CORPORATION 5

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter, for each of the segments is as follows:

Upstream
•
PPL 236 phase 1 exploratory seismic acquisition program, which included 70 kilometers with 6 dip lines transecting the Whale, Tuna, Barracuda, Wahoo, Mako and Shark leads in PNG, was completed during the first quarter of 2011.  Processing and interpretation of this first phase of seismic has been completed, and two of the leads confirmed the existence of structures of interest.  Subsequent to the third quarter of 2011, a further phase of 50 kilometers of exploration seismic was ordered and is currently underway to further delineate these identified leads, which will assist us in locating potential drilling locations in this license area, which we are required to drill before the end of March 2013 in compliance with our license commitments.

•
The PPL 237 phase 3 Bwata Triceratops seismic acquisition program, which includes 4 lines with a total of 50 kilometers, was acquired during the period from April to August 2011. This program has increased our seismic coverage over Bwata Triceratops to 10 lines since early 2010.  The objective of the program was to confirm the aerial size of the Bwata Triceratops carbonate prospect, and also to investigate if the prospect was fault bounded. Processing and interpretation of this dataset is currently ongoing.

•
We contracted airborne magnetic, gravity and gamma ray prospecting over PPL236, PPL237 and PPL238. Five acquisition blocks were acquired for a total of 14,288.6 line kilometers of airborne data. A new airborne methane particulate detection tool designated ‘Light Touch’ was trailed over PPL238. Data processing over this airborne data is currently being undertaken.

•
Construction on the road between the Purari river wharf and the Elk and Antelope fields continued through the third quarter of 2011, with the connection to Antelope-2 completed towards the end of the quarter.  Work now involves cleaning up, grading, strengthening bridges and surfacing of the road.  During the third quarter of 2011, areas between the lay down area and the barge wharf near the Purari river were reclaimed and compacted.  The construction team commenced raising the lay down area, and the extension for the wharf in addition to civil works in the surrounding areas.

•
Site preparation work on the Triceratops 2 drill site commenced towards the end of the second quarter of 2011 and continued into the third quarter, in preparation for anticipated spudding during the fourth quarter of 2011.

Midstream – Refining
•
Total refinery throughput for the quarter ended September 30, 2011, was 23,797 barrels per operating day, compared with 23,496 barrels per operating day during quarter ended June 30, 2011 and 27,515 barrels per operating day during quarter ended September 30, 2010.

•
Capacity utilization of the refinery for the quarter, based on 36,500 barrels per day operating capacity, was 56% compared with 63% in same quarter of 2010.  The capacity utilization of the refinery in the same quarter of 2010 was maximized to stockpile products in anticipation of an extended maintenance shutdown toward the end of the quarter.  During the quarters ended September 30, 2011 and 2010, our refinery was shut down for 15 days and 17 days, respectively.

•
The catalytic reformer unit, which allows the refinery to produce reformate for gasoline, remained shut down through the quarter due to technical operating issues.  As a result, we were required to import unleaded gasoline to satisfy PNG domestic needs.

Management Discussion and Analysis INTEROIL CORPORATION 6

Midstream – Liquefaction
•
On August 1, 2011, Rt. Hon Sir Rabbie Namaliu, former Prime Minister and former Petroleum and Energy Minister of Papua New Guinea, agreed to chair our PNG Advisory Board.  The PNG Advisory Board is a management group formed to assist in discussions with government departments in developing the Gulf LNG Project.

•
On August 3, 2011, we together with Pac LNG signed a Heads of Agreement with Noble Clean Fuels Limited, a wholly owned subsidiary of Noble Group Limited, for the supply of one mtpa of LNG per annum from the Gulf LNG Project for a ten year period beginning in 2014.  Definitive, binding agreements are currently being negotiated.

•
During the quarter, the PNG Government’s Minister for Petroleum and Energy and the Secretary of his department issued certain press releases and correspondence asserting that our development of the Gulf LNG Project may not, were it to continue without amendment to its current form, be in compliance with the terms of the LNG Project Agreement signed with the State in December 2009, and would not be approved by the State.  We have provided appropriate assurances to the PNG Government in relation to the development of this Project.

•
We retained Morgan Stanley & Co.LLC, Macquarie Capital (USA) Inc. and UBS AG as joint financial advisors to assist us with soliciting and evaluating proposals from potential strategic partners.  We anticipate that these proposals will relate to obtaining an internationally recognized LNG operating and equity partner for development of the Gulf LNG Project’s gas liquefaction and associated facilities in the Gulf Province of Papua New Guinea, together with a sale of an interest in the Elk and Antelope fields, and in our other exploration tenements in Papua New Guinea

Downstream
•
Total Downstream sales volumes for the quarter ended September 30, 2011, were 162.5 million liters compared with 163.2 million liters for the quarter ended June 30, 2011 and 166.6 million liters for the quarter ended September 30, 2010.  The volume sales for this quarter was down compared to the same quarter of 2010 due to temporary mine closures for two of our mining customers during the third quarter of 2011.  However, the Papua New Guinea economy continued to remain generally buoyant over this period driven mainly by the resource sector and the various oil, natural gas and mining projects that are being pursued in various parts of the country, together with a general increase in business activity.

Management Discussion and Analysis INTEROIL CORPORATION 7

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the Quarter and Nine Months Ended September 30, 2011 compared with the Quarter and Nine Months Ended September 30, 2010

Consolidated – Operating results	Quarter ended Sept 30,		Nine Months ended Sept 30,
($ thousands, except per share data)	2011	2010	2011	2010
Sales and operating revenues	278,500	207,477	819,484	608,695
Interest revenue	369	30	952	105
Other non-allocated revenue	3,029	952	8,899	3,826
Total revenue	281,898	208,459	829,335	612,626
Cost of sales and operating expenses	(270,112)	(185,708)	(743,397)	(535,740)
Office and administration and other expenses	(14,456)	(13,112)	(41,080)	(36,045)
Derivative gain/(loss)	1,914	542	1,498	(140)
Exploration costs	(6,568)	(1,059)	(16,636)	(3,372)
Gain on sale of oil and gas properties assets	-	2,141	-	2,141
Loss on extinguishment of IPI liability	-	(8,795)	-	(8,795)
Litigation settlement expense	-	(12,000)	-	(12,000)
Loss on Flex LNG Investment	(6,049)	-	(1,834)	-
Foreign exchange gain/(loss)	1,918	911	17,697	(7,550)
EBITDA (1)	(11,455)	(8,621)	45,583	11,125
Depreciation and amortization	(5,168)	(3,157)	(13,981)	(10,165)
Interest expense	(3,341)	(1,842)	(9,723)	(4,768)
(Loss)/profit before income taxes	(19,964)	(13,620)	21,879	(3,808)
Income tax expense	186	(750)	(17,419)	(5,873)
Net (loss)/profit	(19,778)	(14,370)	4,460	(9,681)
Net (loss)/profit per share (dollars) (basic)	(0.41)	(0.33)	0.09	(0.22)
Net (loss)/profit per share (dollars) (diluted)	(0.41)	(0.33)	0.09	(0.22)
Total assets	1,016,326	726,185	1,016,326	726,185
Total liabilities	294,163	264,958	294,163	264,958
Total long-term liabilities	130,985	86,834	130,985	86,834
Gross margin (2)	8,388	21,769	76,087	72,955
Cash flows from/(used in) operating activities (3)	49,452	12,339	17,893	(13,204)

Notes:

(1)	EBITDA, is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.
(2)
Gross Margin is a non-GAAP measure and is “sales and operating revenues” less ”cost of sales and operating expenses” and is reconciled to IFRS in the section to this document entitled ”Non-GAAP Measures and Reconciliation”.

(3)	Refer to “Liquidity and Capital Resources – Summary of Cash Flows” for detailed cash flow analysis.

Management Discussion and Analysis INTEROIL CORPORATION 8

Analysis of Financial Condition Comparing Quarters and Nine Months Ended September 30, 2011 and 2010

During the nine months ended September 30, 2011 our debt-to-capital ratio (being debt/[shareholders’ equity + debt]) was 12.7% (10% as at September 30, 2010), well below our targeted maximum gearing level of 50%.  Gearing targets are based on a number of factors including operating cash flows, future cash needs for development, capital market conditions, economic conditions, and are assessed regularly.

Our current ratio (being current assets/current liabilities), which measures our ability to meet short term obligations, was 2.6 times as at September 30, 2011 (1.3 times as at September 30, 2010).  The quick ratio (or acid test ratio, (being [current assets less inventories]/current liabilities)) which is a more conservative measure of our ability to meet short term obligations, was 1.6 times as at September 30, 2011 (0.7 times as at September 30, 2010).  These satisfy our internal targets to be above 1.5 times for the current ratio and 1.0 times for the quick ratio.

As at September 30, 2011, our total assets amounted to $1,016.3 million, compared with $726.2 million as at September 30, 2010.  The increase of $290.1 million or 39.9% from September 30, 2010 was primarily due to increases in our cash, cash equivalents, cash restricted, and short term treasury bills of $88.9 million following the concurrent common share and 2.75% convertible senior notes offerings completed on November 10, 2010, increases in the value of our oil and gas properties of $88.6 million associated with the appraisal and development of the Elk and Antelope fields and continued pursuit of the Gulf LNG Project, an increase in inventory balances and trade receivable balances of $50.1 million and $51.3 million, respectively, due to higher working capital environment on higher average crude prices during the current period, and a net $18.2 million increase in plant and equipment (after depreciation) mainly due to capitalization of the refinery turnaround (planned maintenance shutdown) and new business system implementation costs.  These increases were offset by a $14.0 million reduction in deferred tax benefits, mainly on profits generated by our refining operations after the expiry of the tax holiday period on December 31, 2010.

As at September 30, 2011, our total liabilities amounted to $294.2 million, compared with $265.0 million at September 30, 2010.  The increase of $29.2 million or 11% from September 30, 2010 was primarily due to recognition of a $54.8 million liability relating to the fair value of the debt component of the unsecured 2.75% convertible notes issued in November 2010.  This increase in liabilities has been partly offset by a reduction in outstanding loans of $25.4 million following the repayment of our short term unsecured loan in the fourth quarter of 2010.

Analysis of Consolidated Financial Results Comparing Quarters and Nine Months Ended September 30, 2011 and 2010

The net loss for the quarter ended September 30, 2011 was $19.8 million compared with a net loss of $14.4 million for the same quarter of 2010, an increase in the loss of $5.4 million.  The results for the quarter ended September 30, 2011 were impacted by lower gross margins of $13.4 million due to lower crack spreads on our export products during the quarter and inventory write downs due to a fall in crude and product prices at the end of the third quarter of 2011, expensed seismic costs were higher by $5.5 million compared with the prior year quarter, and the recognition of a loss on Flex LNG investment of $6.0 million due to fall in its quoted share price, in line with the guidance under IFRS.  The main components of the loss for the prior year quarter was a $12.0 million litigation settlement expense and a $8.8 million loss on extinguishment of IPI liability.

The operating segments of Corporate, Midstream Refining and Downstream collectively realized a net loss for the third quarter of 2011 of $0.7 million, while the development segments of Upstream and Midstream Liquefaction realized a net loss of $19.1 million, giving rise to an aggregate net loss of $19.8 million.

Sales and operating revenues increased by $71.0 million from $207.5 million in the quarter ended September 30, 2010 to $278.5 million in the third quarter of 2011.  This increase in revenues in the quarter ended September 2011 compared to same period in 2010 was due to the higher crude price environment in the current quarter.  The total volume of all products sold by us was 1.8 million barrels for quarter ended September 2011, compared with 2.0 million barrels in the same quarter of 2010.

Management Discussion and Analysis INTEROIL CORPORATION 9

The net profit for the nine months ended September 30, 2011 was $4.5 million compared with a loss of $9.7 million for the same period in 2010, an increase in profit of $14.2 million.  This increase was mainly due to higher foreign exchange gains realized on the strengthening of the PGK against the USD from 0.38 at the start of the nine month period to 0.45 as at September 30, 2011, the gain realized on exercise of our option to acquire shares in FLEX LNG and the litigation settlement expense incurred in the prior year.  These increases were partly offset by the increase in exploration costs on increased seismic activity, recognition of a loss on Flex LNG investment due to fall in its quoted share price, and an increase in future income tax expense relating to the refinery.

The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the nine months ended September 30, 2011 of $55.1 million (inclusive of interest charges from Corporate to development segments), while the development segments of Upstream and Midstream Liquefaction realized a net loss of $50.6 million, giving rise to an aggregate net profit of $4.5 million.

Sales and operating revenues increased by $210.8 million from $608.7 million in the nine months ended September 30, 2010 to $819.5 million in the nine months ended September 30, 2011.  This increase in revenues in the nine month period ended September 2011 compared to same period in 2010 was due to the higher crude price environment in the current nine month period.  The total volume of all products sold by us was 5.5 million barrels for the nine month period ended September 2011, compared with 5.9 million barrels in the same period of 2010.  The domestic volumes for sales in Papua New Guinea increased, but the exports of Naphtha and LSWR were lower, with lower crack spreads due to general market weakness.

Variance Analysis

A complete discussion of each of our business segment’s results can be found under the section ”Quarter and Nine Month Period in Review”.  The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the consolidated results between the quarters and nine months ended September 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	($5.4)	$14.1	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($13.4)	$3.1
Increase in gross margins for the nine month period were mainly on account of increasing domestic volumes resulting from various development projects being undertaken in Papua New Guinea, better yielding crude cargos increasing distillate production, and an increasing price environment during the period leading to higher margins on inventories sold, which were partly offset by reduced crack spreads for finished products due to increase in crude costs and reduced demand for export products on market weakness.
Decrease in gross margin compared with the prior year quarter has been mainly due to the inventory write down of $3.4 million due to crude and product price decreases at the end of the quarter and reduction in crack spreads for finished products.

➢	($6.0)	($1.8)
Loss recognized on the Flex LNG investment held by us as part of the framework agreements entered into with FLEX LNG and Samsung Heavy Industries in April 2011.  As per the guidance under IFRS, an impairment loss has to be recognized in the income statement if reduction in fair value of the investment is evidenced by significant or prolonged declined in the fair value of investment.  If the fair value of the investment increases in subsequent periods, this impairment loss will be reversed.

Management Discussion and Analysis INTEROIL CORPORATION 10

➢	$2.0	$5.1	Increase in other non-allocated revenue, primarily due to better utilization of construction and related equipment on civil works and related infrastructure development during the period.

➢	($1.3)	($5.0)
Higher office and administration and other expenses for the nine month period, mainly resulting from higher salaries, wages and share compensation expenses across the segments, which were to a large extent impacted by the strengthening of the PGK, AUD and SGD against the USD during the period.

➢	($5.5)	($13.3)
Higher exploration costs for seismic activity on PPL 236 and phase 3 of the PPL 237 Bwata Triceratops seismic acquisition program during the current periods which are expensed as incurred under the successful efforts method of accounting.

➢	$1.0	$25.2
The PGK strengthened against the USD from 0.38 at the start of the nine month period to 0.45 as at September 30, 2011.  As part of our foreign exchange risk management strategy, we are currently holding more PGK balances in PNG to partly mitigate the risk of a rising PGK affecting exploration and development costs.

➢	$8.8	$8.8	Loss on extinguishment of IPI liability in the third quarter of 2010 in relation to 0.4% IPI interest buyback.

➢	$12.0	$12.0
Increase due to one time event of litigation settlement expense in the third quarter of 2010 on settlement of the Todd Peters et al litigation for which we issued 199,677 common shares to the plaintiffs valued at $12.0 million.

➢	($2.0)	($3.8)	Increase in depreciation expense mainly due to the depreciation of construction machinery which was acquired over the last year, and the depreciation of the new ERP system.

➢	($1.5)	($5.0)	Higher interest expense for the quarter and nine month period, primarily due to interest on the 2.75% convertible senior notes issued on November 10, 2010.

➢	$0.9	($11.5)	Increase in income tax expense due to the increase in profits for the nine month period and the expiry on December 31, 2010 of the five year tax holiday provided to the refinery.

Analysis of Consolidated Cash Flows Comparing Quarters and Nine Months Ended September 30, 2011 and 2010

As at September 30, 2011, we had cash, cash equivalents, and cash restricted of $144.4 million (September 2010 – $66.8 million), of which $30.1 million (September 2010 - $30.7 million) was restricted.  In addition, we also had $11.3 million equivalent of PGK in short term treasury bills issued by the Bank of Papua New Guinea.

Of the total cash restricted of $30.1 million, $23.5 million (September 2010 - $24.3 million) was restricted pursuant to the BNP Paribas working capital facility utilization requirements, $6.2 million (September 2010 – $6.2 million) was restricted as a cash deposit on the OPIC secured loan and the balance was made up of cash deposit on office premises and term deposits on our PPLs.

Our cash inflows from operations for the quarter ended September 30, 2011 were $49.5 million compared with $12.3 million for the quarter ended September 30, 2010 (an increase in net cash inflows of $37.2 million).  This increase in cash inflows is mainly on account of a $53.0 million decrease in working capital associated with trade receivables, inventories and accounts payable due to timing of crude and export shipments.  These inflows have been offset by the cash outflows generated by the operations prior to changes in operating working capital of $15.9 million due to reduction in net profit from operations less any non-cash expenses for the quarter.  Our cash inflows from operations for the nine months ended September 30, 2011 were $17.9 million compared with outflows of $13.2 million for the nine months ended September 30, 2010, an increase in net cash inflows of $31.1 million.  This increase in cash inflows is mainly due to a $31.6 million change in cash generated by operations prior to changes in operating working capital, related to higher net profit from operations less any non-cash expenses for the nine month period.  It was offset partly by a $0.5 million increase in working capital associated with trade receivables, inventories and accounts payables.

Management Discussion and Analysis INTEROIL CORPORATION 11

Cash outflows for investing activities for the quarter ended September 30, 2011 were $61.2 million compared with $32.6 million for the quarter ended September 30, 2010.  These outflows mainly relate to the net cash expenditure on exploration, appraisal and development activities (net of IPI cash calls) of $34.9 million, expenditure on plant and equipment of $10.4 million mainly relating to upgrade projects across various fuel terminals, investments in short term PGK treasury bills of $11.3 million, and a $10.9 million decrease in working capital requirements of development segments relating to the timing of receipts and payments which are classified as investing activities.  These outflows were partly offset by a decrease of $6.5 million in the restricted cash balance requirement under the BNP Paribas working capital facility.  Cash outflows for investing activities for the nine months ended September 30, 2011 were $144.4 million compared with $62.4 million for the nine months ended September 30, 2010.  These outflows mainly relate to the net cash expenditure on exploration, appraisal and development activities (net of IPI cash calls) of $98.3 million, expenditure on plant and equipment of $23.7 million, acquisition of FLEX LNG shares net of transaction costs of $7.5 million, investments in short term PGK treasury bills of $11.3 million, and a $20.8 million decrease in working capital requirements of development segments relating to the timing of receipts and payments which are classified as investing activities.  These outflows were partly offset by a decrease of $17.2 million in the restricted cash balance under the BNP Paribas working capital facility.

Cash outflows from financing activities for the quarter ended September 30, 2011 amounted to $44.9 million, compared with $24.7 million inflows for the quarter ended September 30, 2010.  For the nine month period ending September 30, 2011 cash inflows from financing activities amounted to $4.8 million compared with $65.3 million for the nine months ended September 30, 2010.  These cash inflows include receipts of cash contributions from Mitsui for the CS Project, receipts of cash from the exercise of stock options, as well as the movement in the working capital facility balance with BNP Paribas.  The cash inflows/outflows due to the working capital facility drawdown/repayments are due to the timing of cash flows and the use of working capital.  These inflows have been offset partly by the half yearly repayment of the OPIC secured loan.

Management Discussion and Analysis INTEROIL CORPORATION 12

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended September 30, 2011 by business segment, and on a consolidated basis.  Our IFRS transition date was January 1, 2010 and as such, the 2010 comparative information has been restated in accordance with IFRS but the 2009 comparative information has not been restated and was prepared in accordance with the previous GAAP.

Quarters ended	2011			2010				2009
($ thousands except per share data)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	2,645	4,638	668	245	714	1,349	998	1,027
Midstream – Refining	231,455	262,111	217,743	158,092	173,379	194,016	152,093	173,438
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	186,304	191,431	157,709	143,364	133,508	119,300	109,687	118,270
Corporate	25,078	26,548	18,659	15,213	18,295	11,321	12,093	10,539
Consolidation entries	(163,584)	(180,945)	(151,125)	(122,545)	(117,437)	(100,637)	(96,052)	(93,971)
Total revenues	281,898	303,783	243,654	194,369	208,459	225,349	178,819	209,303
Upstream	(6,169)	593	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)	574
Midstream – Refining	3,461	27,967	26,632	13,780	15,785	16,962	4,402	8,492
Midstream – Liquefaction	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)	(3)	(563)	(1,200)
Downstream	3,570	5,777	8,744	4,709	1,674	7,060	4,492	4,391
Corporate	1,548	13,940	5,223	4,566	(4,510)	1,751	4,402	1,765
Consolidation entries	(10,263)	(5,270)	(9,201)	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)
EBITDA (1)	(11,455)	38,972	18,066	(27,590)	(8,621)	14,888	4,859	9,138
Upstream	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)
Midstream – Refining	(1,201)	17,314	14,894	8,531	11,998	12,056	(74)	18,070
Midstream – Liquefaction	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)	(360)	(911)	(1,591)
Downstream	1,146	2,306	4,491	2,642	(325)	3,719	671	2,371
Corporate	(473)	11,275	3,463	3,381	(5,398)	1,796	3,544	3,036
Consolidation entries	(190)	3,657	(1,597)	(403)	908	(1,435)	(193)	1,047
Net (loss)/profit	(19,778)	23,540	698	(35,808)	(14,372)	7,833	(3,145)	19,307
Net (loss)/profit per share (dollars)
Per Share – Basic	(0.41)	0.49	0.01	(0.78)	(0.33)	0.18	(0.07)	0.45
Per Share – Diluted	(0.41)	0.48	0.01	(0.78)	(0.33)	0.17	(0.07)	0.43

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis INTEROIL CORPORATION 13

QUARTER AND NINE MONTH PERIOD IN REVIEW

The following section provides a review of the quarter and nine months ended September 30, 2011 for each of our business segments.

UPSTREAM – QUARTER AND NINE MONTH PERIOD IN REVIEW

Upstream – Operating results	Quarter ended Sept 30,		Nine Months ended Sept 30,
($ thousands)	2011	2010	2011	2010
Other non-allocated revenue	2,645	714	7,950	3,061
Total revenue	2,645	714	7,950	3,061
Office and administration and other expenses	(1,435)	(3,502)	(6,677)	(8,320)
Exploration costs	(6,568)	(1,059)	(16,636)	(3,372)
Gain on sale of oil and gas properties	-	2,141	-	2,141
Loss on extinguishment of IPI liability	-	(8,795)	-	(8,795)
Foreign exchange loss	(811)	(1,252)	(1,170)	(1,928)
EBITDA (1)	(6,169)	(11,753)	(16,533)	(17,213)
Depreciation and amortization	(1,105)	(232)	(1,900)	(449)
Interest expense	(7,806)	(4,600)	(21,300)	(13,046)
Loss before income taxes	(15,080)	(16,585)	(39,733)	(30,708)
Income tax expense	-	-	-	-
Net loss	(15,080)	(16,585)	(39,733)	(30,708)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Upstream Financial Results Comparing Quarter and Nine Months Ended September 30, 2011 and 2010

The following analysis outlines the key movements, the net of which primarily explains the difference in the results between the quarters and nine months ended September 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$1.5	($9.0)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$1.9	$4.9
Increase in other revenue driven by higher recovery of construction and related equipments on their better utilization during the period on Gulf LNG Project related civil works and related infrastructure development. Recoveries in relation to our percentage interest of the development projects are offset against the relevant expenses, while the recoveries of the portion relating to external party interests in the development projects are classified under other revenue.

➢	($5.5)	($13.3)
Higher exploration costs for seismic activity on PPL 236 consisting of 70 kilometers, with 6 dip lines transecting the Whale, Tuna, Barracuda, Wahoo, Mako and Shark leads, and the third phase of the PPL 237 Bwata seismic acquisition program, which includes 4 lines with a total of 50 kilometers.  These seismic costs were expensed as incurred under the successful efforts method of accounting.

Management Discussion and Analysis INTEROIL CORPORATION 14

➢	($2.1)	($2.1)	Gain recognized on the sale of our 15% interest in PPL 244 in the quarter ended September 2010.

➢	$8.8	$8.8	Loss on extinguishment of IPI liability in the quarter ended September 2010 in relation to the 0.4% IPI interest buy back transaction.

➢	$2.1	$1.6
Reduction in office and administration expenses in the current periods, mainly due to lower repairs and maintenance expenses on the drill rigs and other equipment compared with prior year periods, due to reduced drilling activity.

➢	($3.2)	($8.3)	Higher interest expense due to an increase in inter-company loan balances provided to fund exploration and development activities.

Management Discussion and Analysis INTEROIL CORPORATION 15

MIDSTREAM - REFINING – QUARTER AND NINE MONTH PERIOD IN REVIEW

Midstream Refining – Operating results	Quarter ended Sept 30,		Nine Months ended Sept 30,
($ thousands)	2011	2010	2011	2010
External sales	92,708	74,223	285,015	246,971
Inter-segment revenue - Sales	136,477	97,135	419,803	270,374
Inter-segment revenue - Recharges	2,001	2,006	6,016	2,006
Interest and other revenue	269	14	476	137
Total segment revenue	231,455	173,378	711,310	519,488
Cost of sales and operating expenses	(228,318)	(155,703)	(662,486)	(467,872)
Office and administration and other expenses	(4,517)	(2,985)	(13,204)	(8,536)
Derivative gain/(loss)	2,233	(66)	1,817	(529)
Foreign exchange gain/(loss)	2,608	1,160	20,621	(5,402)
EBITDA (1)	3,461	15,784	58,058	37,149
Depreciation and amortization	(2,846)	(2,195)	(8,376)	(7,655)
Interest expense	(2,494)	(1,693)	(6,380)	(5,075)
(Loss)/profit before income taxes	(1,879)	11,896	43,302	24,419
Income tax benefit/(expense)	678	101	(12,296)	(438)
Net (loss)/profit	(1,201)	11,997	31,006	23,981

Gross Margin (2)	867	15,655	42,332	49,473

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

(2)
Gross Margin is a non-GAAP measure and is “external sales” and “inter-segment revenue – sales” less “cost of sales and operating expenses” and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Midstream - Refining Operating Review

Key Refining Metrics	Quarter ended Sep 30,		Nine Months ended Sep 30,
	2011	2010	2011	2010
Throughput (barrels per day)(1)	23,797	27,515	24,921	25,383
Capacity utilization (based on 36,500 barrels per day operating capacity)	56%	63%	55%	60%
Cost of production per barrel(2)	$5.13	$2.27	$4.48	$2.59
Working capital financing cost per barrel of production(2)	$0.74	$0.43	$0.71	$0.43
Distillates as percentage of production	62.0%	49.3%	57.6%	49.6%

(1)	Throughput per day has been calculated excluding shut down days. During the quarters ended September 30, 2011 and 2010, the refinery was shut down for 15 days and 17 days, respectively.

(2)
Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput.  Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of finished product that we imported during the quarter.  The increase in the cost of production per barrel for the current periods is mainly due to the depreciation of the USD against the PGK and AUD, the currencies in which we incur our operating expenditure, and a general inflationary increase, higher personnel costs and system and IT upgrades performed during the current periods.

During the second half of the current year, the PNG Customs Service commenced an audit of our petroleum product imports into Papua New Guinea for the years 2007 to 2010.  We have received a letter in November 2011 setting out certain findings from the audit, some of which are stated to be preliminary. This letter includes comments on an issue concerning payment of import GST on imports of certain products. If we are unable to resolve all of the issues raised a formal assessment may be issued to us, which may also include administrative penalties in the range of 50% to 200% of the assessed amounts as per the Customs Act. We are currently working on preparing formal responses to the Commission on the matters raised in their letter.  We are of the view that at present no unpaid or appropriately payable liability exists concerning import GST, nor that any quantified or quantifiable liability exists in relation to the preliminary matters referred to.  Accordingly, we have not made any provision in our accounts in relation to the audit.

Management Discussion and Analysis INTEROIL CORPORATION 16

Analysis of Midstream - Refining Financial Results Comparing the Quarter and Nine Months Ended September 30, 2011 and 2010

The following analysis outlines the key changes, the net of which primarily explains the variance in the results between the quarters and nine months ended September 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	($13.2)	$7.0	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($14.8)	($7.1)
Decrease in gross margin for the nine month period mainly due to the following contributing factors:
- Decreases in export product crack spreads due to increase in crude costs and reduced demand for export products
+ Increases in crude and product flat pricing over the nine months contributing to increased inventory gains for all products
+  Better crude mix resulting in increased distillate yield percentage
+  Increased naphtha premium
The decrease in gross margin for the current quarter is mainly due to the refined products write down of $3.4 million due to price decreases as at the end of the quarter ended September 2011, and decreased crack spreads over export products.

➢	$1.4	$26.0
Increase in foreign exchange gain due to the strengthening of the PGK against the USD.   The PGK strengthened against the USD from 0.38 at the start of the nine month period to 0.45 as at September 30, 2011.  As part of our foreign exchange risk management strategy, we have begun holding more PGK balances in PNG to partly mitigate the risk of a rising PGK affecting our operations.

➢	($1.5)	($0.7)
Increase in office and administration costs net of recharge revenue was driven by higher salaries, wages and share compensation expenses, which were to a large extent impacted by the strengthening of the PGK and AUD against the USD during the period.

➢	$2.3	$2.3	Movement in gains from derivative contracts that were not accounted for as hedge accounted contracts.

➢	($0.8)	($1.3)	Increase in interest expense charged on intercompany loan accounts.

➢	$0.6	($11.9)	Increase in income tax expense for the nine month period due to the increase in profits and the expiry on December 31, 2010 of the five year tax holiday provided to the refinery.

Management Discussion and Analysis INTEROIL CORPORATION 17

MIDSTREAM - LIQUEFACTION – QUARTER AND NINE MONTH PERIOD IN REVIEW

Midstream Liquefaction – Operating results	Quarter ended Sept 30,		Nine Months ended Sept 30,
($ thousands)	2011	2010	2011	2010
Interest and other revenue	-	-	-	1
Total segment revenue	-	-	-	1
Office and administration and other expenses	(3,600)	(4,513)	(9,994)	(5,093)
Foreign exchange loss	(2)	(75)	(18)	(61)
EBITDA (1)	(3,602)	(4,588)	(10,012)	(5,153)
Depreciation and amortization	(6)	(6)	(19)	(19)
Interest expense	(372)	(376)	(862)	(1,069)
Loss before income taxes	(3,980)	(4,970)	(10,893)	(6,241)
Income tax benefit/(expense)	-	-	-	-
Net loss	(3,980)	(4,970)	(10,893)	(6,241)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Midstream - Liquefaction Financial Results Comparing the Quarters and Nine Months Ended September 30, 2011 and 2010

This segment results include the proportionate consolidation of our interest in the joint venture development of the proposed midstream facilities of the Gulf LNG Project.  The development of these facilities is being progressed in joint venture with Pac LNG through PNG LNG Inc.  We currently have an economic interest of 86.66% in this Joint Venture company.

All costs incurred, subsequent to the execution of the shareholders’ agreement governing the development of the midstream facilities of the Gulf LNG Project on July 31, 2007, and through the pre-acquisition and feasibility stage have been expensed as incurred, unless they were directly identified as property, plant and equipment.  Since the execution of the LNG Project Agreement by a subsidiary of PNG LNG with the State in December 2009, all project-related direct costs have been capitalized, other than overheads and other costs that are incurred in the normal course of running the business, which are expensed.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and nine months ended September 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Nine month Variance ($ millions)

	$1.0	($4.7)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$0.9	($4.9)
Increase in office, administration and other expenses for the nine month period due to higher management expenses and share compensation costs related to the midstream facilities of the Gulf LNG Project development which are not capitalized.  The increases are in line with the increased activities undertaken to negotiate long term LNG offtake agreements, pre-feed work being undertaken for the Gulf LNG Project’s proposed land based liquefaction and fixed-floating liquefaction facilities, and also further the discussions with the State to achieve approvals.

Management Discussion and Analysis INTEROIL CORPORATION 18

DOWNSTREAM – QUARTER AND NINE MONTH PERIOD IN REVIEW

Downstream – Operating results	Quarter ended Sept 30,		Nine Months ended Sept 30,
($ thousands)	2011	2010	2011	2010
External sales	185,878	133,254	534,273	361,724
Inter-segment revenue - Sales	40	10	179	70
Interest and other revenue	386	244	992	701
Total segment revenue	186,304	133,508	535,444	362,495
Cost of sales and operating expenses	(178,758)	(128,018)	(504,346)	(337,427)
Office and administration and other expenses	(4,503)	(3,519)	(11,116)	(10,834)
Foreign exchange gain/(loss)	527	(297)	(1,891)	(1,007)
EBITDA (1)	3,570	1,674	18,091	13,227
Depreciation and amortization	(894)	(739)	(2,605)	(2,050)
Interest expense	(1,233)	(938)	(3,176)	(2,905)
Profit/(loss) before income taxes	1,443	(3)	12,310	8,272
Income tax expense	(297)	(321)	(4,366)	(4,206)
Net profit/(loss)	1,146	(324)	7,944	4,066

Gross Margin (2)	7,160	5,246	30,106	24,367

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

(2)
Gross Margin is a non-GAAP measure and is “external sales” and “inter-segment revenue - sales” less “cost of sales and operating expenses” and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Downstream Operating Review
Key Downstream Metrics	Quarter ended Sep 30,		Nine Months ended Sep 30,
	2011	2010	2011	2010
Sales volumes (millions of liters)	162.5	166.6	490.3	456.2
Average sales price per liter (PGK)	2.52	2.17	2.61	2.17

Analysis of Downstream Financial Results Comparing the Quarters And Nine Months Ended September 30, 2011 and 2010

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and nine months ended September 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$1.5	$3.9	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$1.9	$5.7
Gross margins increased compared to the prior year mainly due to an increase in domestic volumes resulting from various development projects being undertaken in Papua New Guinea and the impact of the increasing price environment during the period leading to higher margins on inventories sold.

➢	($1.0)	($0.3)	Increase in office and administration and other expenses mainly relating to higher recharges from Corporate, higher employee costs and increased advertising and promotion costs.

Management Discussion and Analysis INTEROIL CORPORATION 19

CORPORATE – QUARTER AND NINE MONTH PERIOD IN REVIEW

Corporate – Operating results	Quarter ended Sept 30,		Nine Months ended Sept 30,
($ thousands)	2011	2010	2011	2010
External sales	(87)	-	196	-
Inter-segment revenue - Sales	3,674	-	8,228	-
Inter-segment revenue - Recharges	11,352	12,178	34,919	23,967
Interest revenue	10,139	6,116	26,965	17,741
Other non-allocated revenue	-	-	(23)	-
Total revenue	25,078	18,294	70,285	41,708
Cost of sales and operating expenses	(2,965)	-	(6,371)	-
Office and administration and other expenses	(13,794)	(12,788)	(41,202)	(29,305)
Derivative (loss)/gain	(319)	608	(319)	390
Foreign exchange (loss)/gain	(403)	1,375	154	848
Loss on Flex LNG investment	(6,049)	-	(1,834)	-
Litigation settlement expense	-	(12,000)	-	(12,000)
EBITDA (1)	1,548	(4,511)	20,713	1,641
Depreciation and amortization	(349)	(17)	(1,179)	(90)
Interest expense	(1,477)	(342)	(4,514)	(383)
Profit/(loss) before income taxes	(278)	(4,870)	15,020	1,168
Income tax (expense)/benefit	(195)	(529)	(755)	(1,229)
Net profit/(loss)	(473)	(5,399)	14,265	(61)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Corporate Financial Results Comparing the Quarters and Nine Months Ended September 30, 2011 and 2010

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and nine months ended September 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$4.9	$14.3	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$12.0	$12.0
Reduced expense as a result of one time litigation settlement expense in the prior year quarter ended September 2010 on account of the agreed settlement of the Todd Peters et al litigation for which we issued 199,677 common shares to the plaintiffs.

➢	($6.0)	($1.8)
Loss recognized on the Flex LNG investment held by us as part of the framework agreements entered into with FLEX LNG and Samsung Heavy Industries in April 2011.  As per the guidance under IFRS, an impairment loss has to be recognized in the income statement if reduction in fair value of the investment is evidenced by significant or prolonged declined in the fair value of investment.  If the fair value of the investment increases in subsequent periods, this impairment loss will be reversed.

Management Discussion and Analysis INTEROIL CORPORATION 20

➢	$2.9	$5.1	Reduced interest expenses (net of recharged intercompany interest revenue from other segments) due to higher interest charges to other business segments on increased loan balances.

➢	($1.8)	($0.7)	Movement in foreign exchange gain/(loss) mainly in relation to the strengthening of the AUD and SGD against the USD.

CONSOLIDATION ADJUSTMENTS – QUARTER AND NINE MONTH PERIOD IN REVIEW

Consolidation adjustments – Operating results	Quarter ended Sept 30,		Nine Months ended Sept 30,
($ thousands)	2011	2010	2011	2010
Inter-segment revenue - Sales	(140,190)	(97,145)	(428,210)	(270,444)
Inter-segment revenue - Recharges	(13,353)	(14,184)	(40,935)	(25,973)
Interest revenue (5)	(10,041)	(6,106)	(26,509)	(17,710)
Total revenue	(163,584)	(117,435)	(495,654)	(314,127)
Cost of sales and operating expenses (1)	139,929	98,013	429,806	269,559
Office and administration and other expenses (2)	13,392	14,195	41,114	26,042
EBITDA (3)	(10,263)	(5,227)	(24,734)	(18,526)
Depreciation and amortization (4)	32	32	97	97
Interest expense (5)	10,041	6,106	26,508	17,711
(Loss)/profit before income taxes	(190)	911	1,871	(718)
Income tax expense	-	-	-	-
Net (loss)/profit	(190)	911	1,871	(718)

Gross Margin (6)	(261)	868	1,596	(885)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.
(2)	Includes the elimination of inter-segment administration service fees.
(3)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.
(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.
(5)	Includes the elimination of interest accrued between segments.
(6)
Gross Margin is a non-GAAP measure and is “inter-segment revenue elimination” less “cost of sales and operating expenses” and represents elimination upon consolidation of our refinery sales to other segments.  This measure is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Consolidation Adjustments Comparing the Quarters and Nine Months Ended September 30, 2011 and 2010

The following table outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended September 30, 2011 and 2010.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	($1.1)	$2.6	Net profit/(loss) variance for the comparative periods primarily due to:

➢	($1.1)	$2.6
Variance in net income due to changes in intra-group profit eliminated on consolidation between Midstream Refining and Downstream segments in the prior periods relating to the Midstream Refining segment’s profit component of inventory on hand in the Downstream segment at period ends.

Management Discussion and Analysis INTEROIL CORPORATION 21

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at September 30, 2011.

Organization	Facility		Balance outstanding September 30, 2011		Effective interest rate		Maturity date
OPIC secured loan	$40,000,000		$40,000,000		6.89%		December 2015
BNP Paribas working capital facility	$230,000,000	(2)	$24,819,608	(1)	3.35%		January 2012
Westpac PGK working capital facility	$35,720,000		$19,290,041		9.50%		October 2011
BSP PGK working capital facility	$22,325,000		$3,975,600		9.31%		August 2012
2.75% convertible notes	$70,000,000		$70,000,000		7.91	%(4)	November 2015
Mitsui unsecured loan (3)	$10,393,023		$10,393,023		6.20%		See detail below

(1)	Excludes letters of credit totaling $92.9 million, which reduce the available balance of the facility to $112.3 million at September 30, 2011.
(2)
The facility was increased by $30.0 million during the quarter ended March 31, 2011 from $190.0 million to $220.0 million, and was then increased by a further $10.0 million during the quarter ended June 30, 2011 to $230.0 million.

(3)	Facility is to fund our share of the CS Project costs as they are incurred pursuant to the JVOA.
(4)	Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

OPIC Secured Loan (Midstream - Refinery)

In 2001, one of our subsidiaries entered into a loan agreement with OPIC for provision of an $85.0 million project financing facility for the development of our refinery in PNG.  The loan is primarily secured by the assets of the refinery.  On June 20, 2011, OPIC signed agreements agreeing to release all of the sponsor support collateral and requirements for the loan granted in 2001 in recognition of our financial and operational maturity.  The balance outstanding under the loan as at September 30, 2011 was $40.0 million.  The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note that was issued and is outstanding plus 3%, and is payable quarterly in arrears.  Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until December 31, 2015.  At September 30, 2011, $6.2 million was, and is still, being held on deposit to secure our December 31, 2011 principal and interest payments on the secured loan.

BNP Paribas Working Capital Facility (Midstream - Refinery)

This working capital facility is used to finance purchases of crude feedstock for our refinery.  In accordance with the agreement with BNP Paribas, the total facility is split into two components, Facility 1 and Facility 2 which are renewable annually and have been renewed until January 31, 2012.  Facility 1 has a limit of $170.0 million and finances the purchases of crude and hydrocarbon products through the issuance of documentary letters of credit and standby letters of credit, short term advances, advances on merchandise, freight loans, and has a sublimit of Euro 18.0 million or the USD equivalent for hedging transactions.  Facility 2 allows borrowings of up to $60.0 million and can be used for partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas in order to reduce Facility 1 balances.  The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

Management Discussion and Analysis INTEROIL CORPORATION 22

As of September 30, 2011, $112.3 million remained available for use under the facility.  The facility bears interest at LIBOR plus 3.5% on short term advances.  The weighted average interest rate under the working capital facility was 3.35% for nine months ended September 30, 2011 (compared with 2.63% for the same period of 2010), after including the reduction in interest due to the deposit amounts (restricted cash) maintained as security.

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a PGK 150.0 million (approximately $67.0 million) combined revolving working capital facility for our Downstream wholesale and retail petroleum products distribution business from Bank of South Pacific Limited and Westpac Bank PNG Limited.  The facility limit as at September 30, 2011 was PGK 130.0 million (approximately $58.0 million).

The Westpac facility limit is PGK 80.0 million (approximately $35.7 million).  This facility was for an initial term of three years and was due for renewal in October 2011.  The current year renewal process remains ongoing.  The BSP facility limit is 50.0 million (approximately $22.3 million), and was renewed in August 2011 for another year.  As at September 30, 2011, PGK 52.1 million (approximately $23.3 million) of this combined facility had been utilized.  The weighted average interest rate under the Westpac facility was 9.50% for the quarter and nine months to September 30, 2011 while the weighted average interest rate under the BSP facility was 9.53% for the quarter and 9.31% for the nine months to September 30, 2011.

2.75% Convertible Notes (Corporate)

On November 10, 2010, we completed the issuance of $70.0 million unsecured 2.75% convertible notes with a maturity of five years.  The convertible notes rank junior to any secured indebtedness and to all existing and future liabilities of our subsidiaries, including the BNP Paribas working capital facility, the OPIC secured loan facility, the Mitsui preliminary financing agreement, trade payables and lease obligations.

We pay interest on the notes semi-annually on May 15 and November 15.  The notes are convertible into cash or common shares, based on an initial conversion rate of 10.4575 common shares per $1,000 principal amount, which represents an initial conversion price of approximately $95.625 per common share.  The initial conversion price is subject to standard anti-dilution provisions designed to maintain the value of the conversion option in the event we take certain actions with respect to our common shares, such as stock splits, reverse stock splits, stock dividends and pay dividends, that affect all of the holders of our common shares equally and that could have a dilutive effect on the value of the conversion rights of the holders of the notes or that confer a benefit upon our current shareholders not otherwise available to the convertible notes.  Upon conversion, holders will receive cash, common shares or a combination thereof, at our option. The convertible notes are redeemable at our option if our share price has been at least 125% ($119.53 per share) of the conversion price for at least 15 trading days during any 20 consecutive trading day period.  Upon a fundamental change, which would include a change of control, holders may require us to repurchase their convertible notes for cash at a purchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

Mitsui Unsecured Loan (Upstream)

On April 15, 2010, we entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project.  On August 4, 2010, we entered into the definitive JVOA with Mitsui for the condensate stripping facilities.  Mitsui and InterOil hold equal shares in the joint venture.  Mitsui will be responsible for arranging or providing financing for the capital costs of the condensate stripping facility.

The portion of funding that relates to Mitsui’s share of the CS Project as at September 30, 2011, amounting to approximately $11.4 million, is held in current liabilities as the agreement requires refund of all funds advanced by Mitsui under the preliminary financing agreement if a positive FID is not reached.  The portion of funding that relates to our share of the CS Project (amounting to $10.4 million), funded by Mitsui, is classed as an unsecured loan and interest accrues daily based on LIBOR plus a margin of 6%.

Management Discussion and Analysis INTEROIL CORPORATION 23

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major long term deterioration in refining or wholesale and retail margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above.  Also, our exploration and development activities require funding beyond our operational cash flows and the cash balances we currently hold.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.

Other Sources of Capital

Currently our share of expenditures on exploration wells, appraisal wells and extended well programs is funded by a combination of contributions made by capital raising activities, operational cash flows, IPI investors and asset sales.

Cash calls are made on IPI investors and Pac LNG (for its 2.5% direct interest acquired during 2009) for their share of amounts spent on appraisal wells and extended well programs pursuant to the relevant agreements in place with them.

The loan provided by Mitsui, as noted under summary of debt facilities section above, comprised $10.4 million as at September 30, 2011, and related to our proportion of cash calls in relation to the CS Project.

Summary of Cash Flows

	Quarter ended Sept 30,		Nine Months ended Sept 30,
($ thousands)	2011	2010	2011	2010
Net cash inflows/(outflows) from:
Operations	49,452	12,339	17,893	(13,205)
Investing	(61,164)	(32,589)	(144,384)	(62,433)
Financing	(44,889)	24,651	4,752	65,254
Net cash movement	(56,601)	4,401	(121,739)	(10,384)
Opening cash	168,439	31,665	233,577	46,450
Exchange gains/(losses) on cash and cash equivalents	2,493	-	2,493	-
Closing cash	114,331	36,066	114,331	36,066

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Quarter and Nine Months Ended September 30, 2011 and 2010

The following table outlines the key variances in the cash flows from operating activities between quarters and nine months ended September 30, 2011 and 2010:

	Quarterly variance ($ millions)	Nine Month variance ($ millions)

	$37.1	$31.1	Variance for the comparative periods primarily due to:

➢	($15.9)	$31.6
Increase in cash generated by operations prior to changes in operating working capital for the nine month period ended September 30, 2011, mainly due to the (decrease)/increase in net profit compared to prior periods, adjusted for non cash items mainly relating to movements in the future income tax asset and inventory revaluations.

➢	$53.0	($0.5)
Decrease/(increase) in cash used by operations relating to changes in operating working capital.  The increase in cash used for the nine month period is due primarily to a $20.1 million increase in trade receivables which was offset by a $12.8 million decrease in inventories due to timing of crude and export shipments and $11.5 million increase in accounts payable and accrued liabilities.

Management Discussion and Analysis INTEROIL CORPORATION 24

Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Quarters and Nine Months Ended September 30, 2011 and 2010

The following table outlines the key variances in the cash flows from investing activities between quarters and nine months ended September 30, 2011 and 2010:

	Quarterly variance ($ millions)	Nine month variance ($ millions)

	($28.6)	($82.0)	Variance for the comparative periods primarily due to:

➢	($7.6)	($9.5)	Higher cash outflows on exploration and development programs expenditures, related primarily to the seismic program on PPL 236 and PPL 237 and progressing the CS Project.

➢	($0.3)	($15.5)	Lower cash calls and related inflows from IPI investors due to activity being focused on seismic activities rather than appraisal drilling and subsequent work program activities.

➢	($4.1)	($11.9)
Higher expenditure on plant and equipment.  The expenditures were mainly associated with refurbishment of retail sites, tank upgrades, camp and office refurbishments within the Midstream Refining segment and, less significantly, relocation of the corporate office in Cairns, Australia.

➢	-	($13.9)	Receipt in 2010 of the final installment of $13.9 million relating to the sale of a 2.5% direct working interest in the Elk and Antelope fields to Pac LNG in September 2009.

➢	($11.3)	($11.3)	Investment in short term PGK Treasury bills.

➢	-	($7.5)	Acquisition of FLEX LNG shares net of transaction costs.

➢	$11.6	$18.6	Higher cash inflows due to reduction in our cash restricted balances in line with the usage of the BNP working capital facility.

➢	($16.9)	($31.0)
Increase in cash used in our Upstream segment for working capital requirements.  This working capital relates to movements in accounts receivable, accounts payable and accruals in our Upstream and Midstream Liquefaction operations.

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Quarters and Nine months Ended September 30, 2011 and 2010

The following table outlines the key variances in the cash flows from financing activities between quarters and nine months ended September 30, 2011 and 2010:

	Quarterly variance ($ millions)	Nine Month variance ($ millions)

	($69.5)	($60.5)	Variance for the comparative periods primarily due to:

➢	($38.9)	($29.4)	Higher repayments of the BNP Paribas working capital facility due to increased working capital requirements.

➢	-	($0.9)	Proceeds received from Pac LNG during 2010 for its share of costs incurred by PNG LNG and its subsidiaries.
➢	($24.0)	($24.0)	Proceeds from Clarion relating to the unsecured loan granted by Clarion to us in the prior year period.

➢	($2.6)	$3.4	Movement in funding received from Mitsui relating to the CS Project.

Management Discussion and Analysis INTEROIL CORPORATION 25

➢	($0.5)	($3.5)	Movement in proceeds received from Petromin in the prior period for contributions towards cash calls made with respect to development activities for the Elk and Antelope fields.

➢	($3.5)	($6.1)	Reduction in proceeds from issuance of shares due to a lower number of employee stock options being exercised during the current periods.

Capital Expenditures

Upstream Capital Expenditures

Movement in Oil and Gas Properties relating to capital expenditures for exploration in Papua New Guinea for the quarter ended September 30, 2011 were $27.2 million compared with $23.4 million during the quarter ended September 30, 2010.  Total expenditures for the nine month period to September 30, 2011 were $75.1 million compared with $69.3 million during the same period of 2010.

The following table outlines the key expenditures in the quarter and nine months ended September 30, 2011:

	Quarterly ($ millions)	Nine Months ($ millions)

	$27.2	$75.1	Expenditures in the quarter and nine months ended September 30, 2011 primarily due to:

➢	$0.4	$7.3
Completion costs on the Antelope-2 well mainly relating to an allocation of repairs of our drilling rig necessitated by corrosion caused by the use of drilling mud used to complete the well and conduct the side tracks.

➢	$2.6	$16.0	Costs for early works in respect of the CS Project.

➢	$6.0	$11.8	Costs for the yet to be drilled Triceratops 2 well in the Bwata Triceratops field relating to pre-spud, drill and standby costs.

➢	$2.8	$8.8	Costs for the construction of a road from our Antelope field to our river-based logistics hub on the Purari river.

➢	$1.9	$5.2	Capital works costs on infrastructure at the river based logistics hub.

➢	$13.5	$26.0	Other expenditures, including heavy equipment purchases and drilling inventory.

IPI investors and Pac LNG (2.5% direct interest in Elk and Antelope fields) are presently required to fund 24.3886% of the Elk and Antelope fields extended well program costs to maintain their interest in those fields.  The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for these interests.

Petromin has agreed to fund 20.5% of ongoing costs for developing the fields.  There were no contributions from Petromin during the nine months ended September 30, 2011 and therefore the total advance payment received from Petromin remains at $15.4 million.  All funds received are being treated as a deposit until a PDL is granted.

The preliminary financing agreement entered into with Mitsui provides for funding by Mitsui of all the costs relating to the CS Project. 50% of the funding is for Mitsui’s share of the project and the other 50% is funding by Mitsui of our share of the project.  Mitsui has contributed $0.6 million during the quarter ended September 30, 2011 ($9.9 million for the nine month period) for both Mitsui’s and our share.  In the event that a positive FID is not reached or made, we will be required to refund all of Mitsui’s contributions (i.e. for our share and Mitsui’s) within a specified period.

Management Discussion and Analysis INTEROIL CORPORATION 26

Midstream Capital Expenditures

Capital expenditures totalled $8.8 million in our Midstream Refining segment for the nine months ended September 30, 2011, mainly associated with camp and office building works, motor vehicles and heavy pumper tanker purchases.

Following the signing of the LNG Project Agreement with the State in December 2009, $1.7 million of costs incurred during the nine months in relation to the Midstream - Liquefaction segment have been capitalized.

Downstream Capital Expenditures

Capital expenditures for the Downstream segment totaled $7.3 million for the nine months ended September 30, 2011.  These expenditures mainly related to a number of upgrade projects across various terminals and depots, and office refurbishments.

Corporate Capital Expenditures

Capital expenditures for the Corporate segment totaled $2.3 million for the nine months ended September 30, 2011.  These expenditures mainly related to project costs in relation to the new business system implementation in the Downstream business and costs associated with relocation of the office in Cairns, Australia.

Capital Requirements

The oil and gas exploration and development, refining and liquefaction industries are capital intensive and our business plans necessarily involve raising additional capital.  The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital.  No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us, particularly given current market volatility.

The majority of our “net cash from operating activities” adjusted for “proceeds from/(repayments of) working capital facilities” are used in our appraisal and development programs for the Elk and Antelope fields in PNG.  Our net cash from working activities is not sufficient to fund those appraisal and development programs.

Upstream

We are required under our $125.0 million IPI Agreement of 2005 to drill eight exploration wells.  We have drilled four wells to date.  As at September 30, 2011, we are committed under the terms of our exploration licenses or PPL’s to spend a further $76.6 million up to 2014.  Of this $76.6 million commitment, as at September 30, 2011, management estimates that satisfying these license commitments would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement.

In addition, the terms of grant of PRL 15 require us to spend a further $73.0 million on the development of the Elk and Antelope fields by the end of 2014.

We do not have sufficient funds to complete planned exploration and development and we will need to raise additional funds in order for us to complete the programs and meet our exploration commitments.  Therefore, we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable the availability of sufficient cash to meet these obligations over time and complete these long term plans.  No assurances can be given that we will be successful in obtaining new sources of capital on terms acceptable to us, particularly given recent market volatility.

We will also be required to obtain substantial amounts of financing for the development of the Elk and Antelope fields, condensate stripping and associated facilities, pipelines and export terminal facilities, and it will take a number of years to complete these projects.  In the event that positive FID is reached in respect of these projects, we seek to be in a position to access the capital markets and or sell an interest in our upstream properties in order to raise adequate capital.  In September 2011, we retained financial advisors to help solicit and evaluate proposals from potential strategic partners to acquire interests in our Elk and Antelope fields, Gulf LNG Project and exploration licenses.  The solicitation process is now under way and we believe, will, if successful, provide a further source of funds for exploration and development activities.  No assurances can be given that we will be able to attract strategic partners on terms acceptable to us.

Management Discussion and Analysis INTEROIL CORPORATION 27

The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.

Midstream - Refining

We believe that we will have sufficient funds from our operating cash flows to pay our estimated capital expenditures associated with our Midstream Refining segment in 2011.  We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility.  Should there be a long term deterioration in refining margins, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.

Midstream - Liquefaction

On September 28, 2010, we and LNGL (a wholly owned subsidiary of PNG LNG) signed a heads of agreement with EWC to construct a three million tonne per annum land based liquefaction facility in the Gulf Province of Papua New Guinea.  Following this agreement, on February 2, 2011, the parties signed certain conditional framework agreements defining certain parameters for the aforementioned development, construction, financing and the operation of the planned land-based liquefaction facilities.  These facilities are intended to be developed in phases and further definitive agreements are contemplated.

The LNG facilities are intended to be developed in two phases, two mtpa followed by a one mtpa expansion.  In return for its commitment to fully fund the construction of the facilities, EWC is to be entitled to a fee of 14.5% of the proceeds from LNG revenue, less agreed deductions, and subject to adjustments based on timing and execution.

On April 11, 2011, we and Pac LNG executed a conditional framework agreement with FLEX LNG related to the construction and operation of a two mtpa floating LNG processing vessel.

The project is intended to integrate with and augment proposed infrastructure to LNG from the onshore Elk and Antelope fields in the Gulf Province of Papua New Guinea pursuant to arrangements with EWC and Mitsui.

In September 2011, we retained financial advisors to help solicit and evaluate proposals from potential strategic partners to, amongst other things, obtain an interest in, operate and help finance the development of the Gulf LNG Project.  No assurances can be given that we will be able to attract strategic partners on terms acceptable to us, how such an agreement will affect our current Gulf LNG Project plans or whether such a partner will be acceptable to the PNG Government.

Completion of the Gulf LNG Project will require substantial amounts of financing and construction will take a number of years to complete.  As a joint venture partner in development, if the project is completed, we would be required to fund our share of certain common facilities of the development.  No assurances can be given that we will be able to source sufficient gas, successfully construct such a facility, or as to the timing of such construction.  The availability and cost of capital is highly dependent on market conditions and our circumstances at the time we raise such capital.

Downstream

We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2011.

Management Discussion and Analysis INTEROIL CORPORATION 28

Contractual Obligations and Commitments

The following table contains information on payments required to meet contracted obligations due for each of the next five years and thereafter.  It should be read in conjunction with our financial statements for the quarter and nine months ended September 30, 2011 and the notes thereto:

	Payments Due by Period
Contractual obligations ($ thousands)	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
Petroleum prospecting and retention licenses (a)	149,600	27,500	28,100	34,900	24,750	34,350	-
Secured and unsecured loans (b)	57,469	22,016	11,041	10,448	9,807	4,158	-
Convertible notes obligations	78,502	1,925	1,925	1,925	1,925	70,802	-
Indirect participation interest - PNGDV	1,384	540	844	-	-	-	-
Total	286,955	51,981	41,910	47,273	36,482	109,310	-

(a)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses.  We are committed to spend a further $76.6 million as a condition of renewal of our petroleum prospecting licenses up to 2014.  Of this $76.6 million commitment, as at September 30, 2011, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement.  In addition, the terms of grant of PRL15, requires us to spend a further $73.0 million on the development of the Elk and Antelope fields by the end of 2014.

(b)	The effective interest rate on this loan for the nine months ended September 30, 2011 was 6.89%.

Off Balance Sheet Arrangements

Neither during the nine months ended, nor as at September 30, 2011, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $75,000 during the nine months ended September 30, 2011 (September 2010 - $112,500).  This management fee is paid to Petroleum Independent and Exploration Corporation in its capacity as the General Manager of one of our subsidiaries, S.P. InterOil LDC, in compliance with OPIC loan requirements.  On June 20, 2011, OPIC signed agreements agreeing to release all of the sponsor support collateral and requirements for the loan granted to us in 2001 in recognition of our financial and operational maturity.  As a result, no fees were paid to Petroleum Independent and Exploration Corporation in the quarter ended September 30, 2011.

Breckland Limited, a company controlled by Mr. Roger Grundy, one of our directors, previously provided technical and advisory services to us on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the nine months ended September 30, 2011 amounted to $nil (September 2010 - $22,550).

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized (none of which are outstanding).  As of September 30, 2011, we had 48,000,131 common shares (50,881,892 common shares on a fully diluted basis) and no preferred shares outstanding.  The potential dilutive instruments outstanding as at September 30, 2011 included employee stock options and restricted stock in respect of 1,804,256 common shares, IPI conversion rights to 340,480 common shares, 732,025 common shares relating to the $70.0 million principal amount 2.75% convertible senior notes due November 15, 2015 and 5,000 common shares which may be issued to Petroleum Independent and Exploration Corporation in exchange for the 5,000 shares it holds in our subsidiary, S.P. InterOil LDC.

Management Discussion and Analysis INTEROIL CORPORATION 29

Derivative Instruments

Our revenues are derived from the sale of refined products.  Prices for refined products and crude feedstocks can be volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions.  Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed.  Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products.  These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts is reduced.  Conversely, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin

The derivative instruments which we generally use are the over-the-counter (“OTC”) swaps.  The swap transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange (“IPE”) and Nymex Exchanges.  We believe these hedge counterparties to be credit worthy.  It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins.  Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities.  The derivatives swap instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai.  By using these tools, we actively engage in hedging activities to lock in margins.  Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

At September 30, 2011, we had a net receivable of $0.4 million (September 2010 – payable of $0.1 million) relating to commodity hedge contracts for which hedge accounting was not applied.

A gain of $1.8 million was recognized on the non-hedge accounted derivative contracts for the nine months ended September 30, 2011 (September 2010 – $0.5 million loss).

In addition to the commodity derivative contracts, we have also entered into foreign exchange derivative contracts to manage our foreign exchange risk in relation to Australian Dollars (“AUD”).  As at September 30, 2011, we had $0.3 million payable (September 2010 - $0.3 million receivable) relating to our foreign currency derivatives.  A $0.3 million loss has been recognized on foreign exchange derivative contracts for the nine months ended September 30, 2011 (September 2010 - $0.4 million gain).

RISK FACTORS

Our business operations and financial position are subject to a range of risks.  A summary of the key risks that may impact upon the matters addressed in this document have been included under section “Forward Looking Statements” above.  Detailed risk factors can be found under the heading “Risk Factors” in our 2010 Annual Information Form available at www.sedar.com.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes.  For a discussion of those accounting policies, please refer to Note 2 of the notes to our Condensed Consolidated Interim Financial Statements for the quarter and six months ended June 30, 2011, available at www.sedar.com which summarizes our significant accounting policies.

Management Discussion and Analysis INTEROIL CORPORATION 30

NEW ACCOUNTING STANDARDS

New accounting standards not yet applicable as at September 30, 2011

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2011 and have not been early adopted:

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IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013):  This addresses the classification and measurement of financial assets.  The standard is not applicable until January 1, 2013 but is available for early adoption.  We have yet to assess IFRS 9’s full impact.  We have not yet decided to early adopt IFRS 9.

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IFRS 10 'Consolidated Financial Statements' (effective from January 1, 2013):  This builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This new standard might impact the entities that a group consolidates as its subsidiaries. We have yet to assess IFRS 10’s full impact.

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IFRS 11 'Joint Arrangements' (effective from January 1, 2013):  This provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. We have yet to assess IFRS 11’s full impact.

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IFRS 12 'Disclosure of Interests in Other Entities' (effective from January 1, 2013):  This is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. We have yet to assess IFRS 12’s full impact.

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IFRS 13 ‘Fair Value Measurement’ (effective from January 1, 2013):  This aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. We have yet to assess IFRS 13’s full impact.

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IAS 27 ‘Separate Financial Statements’ (effective from January 1, 2013):  This includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.  We have yet to assess IAS 27’s full impact.

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IAS 28 ‘Investments in Associates and Joint Ventures’ (effective from January 1, 2013):  This now includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.  We have yet to assess IAS 28’s full impact.

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IAS 1 ‘Presentation of financial statements’ (amendment):  The IASB has issued an amendment to IAS 1, which changes the disclosure of items presented in other comprehensive income (OCI) in the statement of comprehensive income. The IASB originally proposed that all entities should present profit or loss and OCI together in a single statement of comprehensive income. The proposal has been withdrawn and IAS 1 will still permit profit or loss and OCI to be presented in either a single statement or in two consecutive statements. The amendment was developed jointly with the FASB, which has removed the option in US GAAP to present OCI in the statement of changes in equity. The amendment is effective for annual periods starting on or after July 1, 2012, subject to EU endorsement.  This amendment will not have any material impact on our financial statements.

Management Discussion and Analysis INTEROIL CORPORATION 31

Changeover to International Financial Reporting Standards (“IFRS”)

The AcSB adopted IFRS as issued by IASB as Canadian GAAP, effective January 1, 2011, with a transition date of January 1, 2010.  We have adopted IFRS and are now reporting under IFRS for the quarter and nine months ended September 30, 2011 with comparative IFRS numbers for 2010.

(i) Application of IFRS 1:

Our financial statements for the year ended December 31, 2011, will be the first annual financial statements prepared in compliance with IFRS.  We have applied IFRS 1 in preparing the consolidated interim financial statements for the quarter and nine months ended September 30, 2011.

Our transition date to IFRS was January 1, 2010 and we have prepared our opening IFRS balance sheet at that date.  In preparing the consolidated interim financial statements for the quarter and nine months ended September 30, 2011 in accordance with IFRS 1, we have applied the relevant mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

(ii) Exemptions from full retrospective application – elected by the Company

We have elected to apply the following optional exemptions from full retrospective application.

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Business combinations exemption: A first-time adopter may elect not to apply IFRS 3 - ‘Business Combinations’ (as revised in 2008) retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRS).  However, if a first-time adopter restates any business combination to comply with IFRS 3 (as revised in 2008), it shall restate all later business combinations and shall also apply IAS 27 (as amended in 2008) from that same date.  We have made the election not to apply IFRS 3 retrospectively to past business combinations.

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Fair value as deemed cost exemption: An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.  We have made the election not to revalue our property, plant and equipment to fair value or deemed cost.  Historical cost will be maintained as plant and equipment cost base on transition.

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Cumulative translation differences exemption: Consistent with the previous GAAP treatment in prior periods, IAS 21 requires an entity: (a) to recognize some translation differences in other comprehensive income and accumulate these in a separate component of equity; and (b) on disposal of a foreign operation, to reclassify the cumulative translation difference for that foreign operation (including, if applicable, gains and losses on related hedges) from equity to profit or loss as part of the gain or loss on disposal.  An election can be made to be exempted from this requirement on transition and start with 'zero' translation differences.  We have not made the election to restate our cumulative translation differences balance to zero, and have elected to continue with the current translation differences in comprehensive income as these are already in compliance with IAS 21.

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Oil and Gas assets exemption: Oil and Gas industry specific accounting under IFRS or previous Canadian GAAP is currently not as comprehensive as the guidance provided under U.S. GAAP accounting for industry specific oil and gas transactions.  Paragraph D1 of IFRS 1 provides an exemption in relation to Oil and Gas assets by allowing companies to continue using the same policies as used under the previous GAAP and carrying forward the carrying amounts of the Oil and Gas assets under Canadian GAAP into IFRS.  We have availed this exemption and elected to maintain our Oil and Gas assets at carrying amount under Canadian GAAP treatment in prior periods, which will be the deemed cost under IFRS.

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Interests in Joint Ventures entities exemption: Superseded CICA Section 3055 differs from IAS 31 as IAS 31 permits the use of either the proportionate consolidation method or the equity method to account for joint venture entities.  IAS 31 recommends the use of proportionate consolidation as it better reflects the substance and economic reality, however, it does permit the use of equity method.  Superseded CICA Section 3055 only allows the use of proportionate consolidation method to account for joint venture entities.  We have elected to maintain our joint venture accounting under the proportionate consolidation model for both our incorporated and unincorporated joint venture interests.

Management Discussion and Analysis INTEROIL CORPORATION 32

The remaining optional exemptions are not applicable to us.

(iii) Exceptions from full retrospective application followed by the Company

All mandatory exceptions in IFRS 1 were not applicable because there were no significant differences in management’s application of Canadian GAAP in these areas.

Impact of adoption of IFRS on financial reporting

Following a review of the IFRSs, there was one IFRS adjustment in relation to the deferred gain on contributions to the Gulf LNG Project recorded on our balance sheet.  Under IFRS, we were required to offset these deferred gains against any underlying assets that are carried in relation to these deferred gains.  Based on this guidance, we have offset the deferred gains against deferred LNG project costs carried within the plant and equipment in the balance sheet under the Midstream – Liquefaction segment.  For further details, please refer to Note 3(b) in the Condensed Consolidated Interim Financial Statements for the quarter and nine months ended September 30, 2011.

Other than the transition adjustment affecting the consolidated balance sheets as noted above, there were no transition differences noted in relation to the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statement of cash flows.

NON-GAAP MEASURES AND RECONCILIATION

Non-GAAP measures, including gross margin and EBITDA, included in this MD&A are not defined nor have a standardized meaning prescribed by GAAP (i.e., IFRS) or previous GAAP; accordingly, they may not be comparable to similar measures provided by other issuers.  Gross Margin is a non-GAAP measure and is “sales and operating revenues” less “cost of sales and operating expenses”.  The following table reconciles sales and operating revenues, a GAAP measure, to Gross Margin:

Consolidated – Operating results	Quarter ended Sept 30,		Nine Months ended Sept 30,
($ thousands)	2011	2010	2011	2010
Midstream – Refining	229,185	171,358	704,818	517,345
Downstream	185,918	133,264	534,452	361,794
Corporate	3,587	0	8,424	0
Consolidation Entries	(140,190)	(97,145)	(428,210)	(270,444)
Sales and operating revenues	278,500	207,477	819,484	608,695
Midstream – Refining	(228,318)	(155,703)	(662,486)	(467,872)
Downstream	(178,758)	(128,018)	(504,346)	(337,427)
Corporate (1)	(2,965)	-	(6,371)	-
Consolidation Entries	139,929	98,013	429,806	269,559
Cost of sales and operating expenses	(270,112)	(185,708)	(743,397)	(535,740)
Midstream – Refining	867	15,655	42,332	49,473
Downstream	7,160	5,246	30,106	24,367
Corporate (1)	622	0	2,053	0
Consolidation Entries	(261)	868	1,596	(885)
Gross Margin	8,388	21,769	76,087	72,955

(1) Corporate expenses are classified below the gross margin line and mainly relates to ‘Office and admin and other expenses’ and ‘Interest expense’.

Management Discussion and Analysis INTEROIL CORPORATION 33

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

Management Discussion and Analysis INTEROIL CORPORATION 34

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.  Our IFRS transition date was January 1, 2010 and as such, the 2010 comparative information has been restated in accordance with IFRS but the 2009 comparative information has not been restated and was prepared in accordance with the previous GAAP.

Quarters ended	2011			2010				2009
($ thousands)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	(6,169)	593	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)	574
Midstream – Refining	3,461	27,967	26,632	13,780	15,785	16,962	4,402	8,492
Midstream – Liquefaction	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)	(3)	(563)	(1,200)
Downstream	3,570	5,777	8,744	4,709	1,674	7,060	4,492	4,391
Corporate	1,548	13,940	5,223	4,566	(4,510)	1,751	4,402	1,765
Consolidation Entries	(10,263)	(5,269)	(9,201)	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)
Earnings before interest, taxes, depreciation and amortization	(11,455)	38,973	18,066	(27,590)	(8,621)	14,888	4,859	9,138
Subtract:
Upstream	(7,806)	(7,142)	(6,352)	(5,481)	(4,600)	(4,367)	(4,080)	(4,056)
Midstream – Refining	(2,494)	(2,211)	(1,675)	(1,509)	(1,693)	(1,651)	(1,731)	(1,973)
Midstream – Liquefaction	(372)	(268)	(223)	(184)	(376)	(351)	(342)	(379)
Downstream	(1,233)	(1,116)	(826)	(835)	(938)	(1,167)	(800)	(930)
Corporate	(1,477)	(1,641)	(1,395)	(1,158)	(342)	(20)	(20)	(27)
Consolidation Entries	10,041	8,894	7,572	6,571	6,107	5,916	5,687	5,905
Interest expense	(3,341)	(3,484)	(2,899)	(2,596)	(1,842)	(1,640)	(1,286)	(1,460)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	678	(5,677)	(7,298)	(1,040)	101	(366)	(173)	14,316
Midstream – Liquefaction	0	-	-	36	-	-	-	(8)
Downstream	(297)	(1,449)	(2,623)	(495)	(322)	(1,524)	(2,361)	(411)
Corporate	(195)	(629)	71	(11)	(529)	97	(797)	1,340
Consolidation Entries	0	0	-	(2)	(2)	(2)	-	(3)
Income taxes	186	(7,755)	(9,850)	(1,512)	(752)	(1,795)	(3,331)	15,234
Upstream	(1,105)	(154)	(641)	(683)	(232)	(78)	(138)	(144)
Midstream – Refining	(2,846)	(2,765)	(2,765)	(2,700)	(2,195)	(2,888)	(2,572)	(2,765)
Midstream – Liquefaction	(6)	(6)	(6)	(7)	(6)	(6)	(6)	(7)
Downstream	(894)	(906)	(804)	(737)	(739)	(651)	(660)	(679)
Corporate	(349)	(395)	(435)	(16)	(17)	(32)	(41)	(43)
Consolidation Entries	32	32	32	33	32	32	32	33
Depreciation and amortisation	(5,168)	(4,194)	(4,619)	(4,110)	(3,157)	(3,623)	(3,385)	(3,605)
Upstream	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)
Midstream – Refining	(1,201)	17,314	14,894	8,531	11,998	12,056	(74)	18,071
Midstream – Liquefaction	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)	(360)	(911)	(1,593)
Downstream	1,146	2,306	4,491	2,642	(325)	3,718	671	2,371
Corporate	(473)	11,275	3,463	3,381	(5,398)	1,796	3,544	3,034
Consolidation Entries	(190)	3,657	(1,596)	(403)	908	(1,437)	(191)	1,050
Net (loss)/profit per segment	(19,778)	23,540	699	(35,808)	(14,372)	7,830	(3,143)	19,307

Management Discussion and Analysis INTEROIL CORPORATION 35

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our 2010 Annual Information Form, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Additional information is also available on our website www.interoil.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our certifying officers have designed disclosure controls and procedures, as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings ("National Instrument 52-109"), or caused them to be designed under their supervision, to provide reasonable assurance that all material information required to be disclosed to us in our interim filings is processed, summarized and reported within the time periods specified in applicable Canadian securities legislation.

Our certifying officers are responsible for establishing and maintaining internal control over financing reporting ("ICFR"), as such term is defined in National Instrument 52-109.  The control framework our officers used to design the our ICFR is the framework established by the Committee of Sponsoring Organizations (COSO) entitled – Internals Controls – Integrated Framework.

During the nine months ended September 30, 2011, there were no significant changes in our ICFR that have materially affected, or are reasonably likely to affect, our ICFR.

For further details on our disclosure controls and procedures, please refer to our Management’s Discussion and
Analysis for the year ended December 31, 2010 available at www.sedar.com.

GLOSSARY OF TERMS

AUD  Australian dollars.

Barrel, Bbl  Unit volume measurement used for petroleum and its products.

BNP Paribas  BNP Paribas Capital (Singapore) Limited.

BSP  Bank of South Pacific Ltd.

CGR  Condensate to gas ratio.

Condensate  A component of natural gas which is a liquid at surface conditions.

Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature.  Crude oil may contain small amounts of sulfur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

CSP Joint Venture or CSP JV   The JVOA between InterOil and Mitsui for the proposed condensate stripping facilities with Mitsui or the joint venture formed to develop and operate the proposed condensate stripping facilities as the context requires, all in accordance with the JVOA.

CS Project  The proposed condensate stripping facilities, including gathering and condensate pipeline, condensate storage and associated facilities being progressed in joint venture with Mitsui.

DST     A drill stem test and is a procedure for isolating and testing the surrounding geological formation through the drill pipe.

Management Discussion and Analysis INTEROIL CORPORATION 36

EBITDA  Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is a non-GAAP measure used to analyze operating performance.  See “Non-GAAP Measures and Reconciliation”.

Elk Antelope Project    The development of the wells in the Elk and Antelope fields.

ERP    Enterprise Resource Planning System.

EWC    Energy World Corporation Limited., a company organized under the laws of Australia.

FEED    Front end engineering and design.

Feedstock  Raw material used in a refinery or other processing plant.

FID    Final investment decision.  Such a decision is ordinarily the point at which a decision is made to proceed with a project and it becomes unconditional.

FLEX LNG   FLEX LNG Ltd., a company registered in British Virgin Islands, and listed on the Oslo Stock Exchange.

GAAP  Generally accepted accounting principles.

Gas  A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions.  Natural gas may contain sulfur or other non-hydrocarbon compounds.

Gulf LNG Project  The development by us of liquefaction facilities in Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pac LNG through the Joint Venture Company, presently being pursued with EWC and FLEX LNG, inter alios, in accordance with certain conditional agreements.

IFRS   International Financial Reporting Standards.

IPI Indirect Participation Interest.  These interests are held by various investors pursuant to participation interest agreements entered into in 2003, 2004 and 2005 and identified more fully in our 2010 Annual Information Form.

IPP  Import parity price.  For each refined product produced and sold locally in Papua New Guinea, IPP is calculated under agreement with the State by adding the costs that would typically be incurred to import such product to an average posted price for such product in Singapore as reported by Platts.  The costs added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

Joint Venture Company or PNG LNG    PNG LNG, Inc., a joint venture company established in 2007 to develop the proposed liquefaction facilities.  Shareholders are InterOil LNG Holdings Inc., a wholly-owned subsidiary of InterOil, and Pac LNG.

JVOA   Joint Venture Operating Agreement, August 4, 2010, between Mitsui and InterOil in respect of the CS Project.

LIBOR  Daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London wholesale money market.

LNG  Liquefied natural gas.  Natural gas converted to a liquid state by pressure and severe cooling for transportation purposes, and then returned to a gaseous state to be used as fuel.  LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

Management Discussion and Analysis INTEROIL CORPORATION 37

LNGL   Liquid Niugini Gas Limited, a wholly owned subsidiary of PNG LNG formed in Papua New Guinea.

LSWR   Low Sulphur Waxy Residue.

Mitsui   Mitsui & Co., Ltd., a company organized under the laws of Japan and/or certain of its wholly-owned subsidiaries (as the context requires).

Mtpa   Million tonnes per annum.

Naphtha That portion of the distillate obtained from the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene.  It is a feedstock destined either for the petrochemical industry or for gasoline production by reforming or isomerisation within a refinery.

Natural Gas  A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum.  The principal constituent is methane.

OPIC   Overseas Private Investment Corporation, an agency of the United States Government.

Pac LNG     Pacific LNG Operations Ltd., a company incorporated in the Bahamas and affiliated with Clarion Finanz A.G. This company is our joint venture partner in the Gulf LNG Project (through its shares in PNG LNG), holds a 2.5% direct interest in the Elk and Antelope fields and is an IPI holder.

Petromin     Petromin PNG Holdings Limited, a company incorporated in PNG by the State.

PDL   Petroleum Development License.  The right granted by the State to develop a field for commercial production.

PGK the Kina, the currency of Papua New Guinea.

PPL  Petroleum Prospecting License.  The tenement given by the State to explore for oil and gas.

PRL  Petroleum Retention License.  The tenement given by the State to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

Samsung Heavy Industries   Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing under the laws of the Republic of Korea.

SGD  Singapore Dollars.

State or PNG means the Independent State of Papua New Guinea.

USD  United States Dollars.

Westpac  Westpac Bank PNG Limited.

2010 Annual Information Form  Annual Information Form for the year ended December 31, 2010.

Management Discussion and Analysis INTEROIL CORPORATION 38